Exhibit 99.1

Silicon Motion Announces Preliminary Second Quarter 2020 Revenue and Earnings Conference Call Details

TAIPEI, Taiwan and MILPITAS, Calif., July 7, 2020 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in NAND flash controllers for solid state storage devices, announces that based on its preliminary second quarter financial results, revenue (non-GAAP) is expected to be within the lower-half of the original guidance range of $133 million to $143 million which the company issued on April 29, 2020. Gross margin (non-GAAP) is expected to be near the high-end of the company’s original guidance range of 47.5% to 49.5%.

The Company will release its second quarter 2020 financial results after the market closes on July 29, 2020 and will host a conference call on July 30 at 8:00 a.m. Eastern Time. Participants must pre-register using the link below in order to participate in the live call.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

CONFERENCE CALL DETAILS:

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/7682831

REPLAY NUMBERS (for 7 days):
USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	7682831

This call will be webcasted on the Company’s website at www.siliconmotion.com.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in storage products such as SSDs and eMMC+UFS devices, which are found in data centers, PCs, smartphones, and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes and recent global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange

Commission, including our Annual Report on Form 20-F filed on June 12, 2020. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: ir@siliconmotion.com	E-mail: ir@siliconmotion.com